EXHIBIT 21.0

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

Heritage Financial Group	HeritageBank of the South	100%	Georgia

HeritageBank of the South	Heritage Asset Management	100%	Georgia

HeritageBank of the South	Heritage Real Estate Holdings	100%	Georgia